UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K






    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2010

                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                                One Castle Street
                           St. Helier, Jersey JE2 3RT
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                           Berkeley Technology Limited



FORM 6-K:  TABLE OF CONTENTS


1. Interim Report for the Three and Six Months ended June 30, 2010.

                           Berkeley Technology Limited

                                 Interim Report
                       For the Three and Six Months Ended
                                  June 30, 2010

                     This page is left blank intentionally.

                           Berkeley Technology Limited

                                 Interim Report
                For the Three and Six Months Ended June 30, 2010

      Berkeley Technology Limited (the "Company") is an international venture capital consulting firm with a focus on Silicon Valley technology companies.

      The Company's typical client is a Silicon Valley technology company or a large international telecommunications company. The Company's objective is the development of large European and Asian telecommunications relationships with Silicon Valley technology companies. These relationships have led to several equity investments by one client, and new opportunities generated through others. In certain cases, the Company may benefit from investments made by its clients if their investments are successful. The Company is actively seeking new clients and business opportunities.

      By definition, venture capital operates in a highly volatile environment, even more so than the economy as a whole. This industry faces significant challenges in this adverse environment, especially related to the raising of new funds. Operating in this segment creates the potential for tremendous growth, but is also subject to a high level of risk. The Company is therefore challenged, not only by the severe downturn in the economy, but also by the particular complications facing those companies operating in the venture capital markets. From these challenges come opportunities that may reward patience and discipline. In addressing these challenges, the Company is taking significant steps to curtail and contain its expenditures while aggressively pursuing new business opportunities. The Company has further reduced staffing levels and focused operations on its core expertise. In order to reduce and contain costs, the Company terminated its ADR program. As much smaller and cost efficient, the Company expects to more easily capitalize on positive revenue events with its current and future clients.

      The Company reports a consolidated net loss for the second quarter of 2010 of $0.47 million or $0.01 per diluted share compared with a consolidated net loss of $0.75 million, or $0.01 per diluted share, for the second quarter of 2009. The Company computes and reports consolidated net losses and diluted losses per share in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

      For the six months ended June 30, 2010, the Company's consolidated net loss was $1.45 million (which includes $0.4 million non-recurring net realization of accumulated foreign currency translation losses), or $0.03 per diluted share compared with a consolidated net loss of $1.72 million, or $0.03 per diluted share for the first six months of 2009.

      A $0.3 million decrease in operating expenses offset by a $0.05 million decline in consulting fee revenues contributed to the $0.28 million lower net loss for the second quarter of 2010, compared with the second quarter of 2009.

      A $0.49 million decrease in operating expenses offset by a $0.04 million decline in consulting fee revenues contributed to the $0.46 million lower operating loss for the first six months of 2010, compared with the first six months of 2009. The net results for the first six months of 2010 included the realization of the non-recurring accumulated foreign currency translation losses of $399,000, whereas the net results for the first six months of 2009 included an other-than-temporary loss of $200,000 taken on one of the Group's private equity investments.

      We continue to make progress in reducing operating expenses, however, the effect of such cost reduction measures taken will not be fully realized until future periods.

      This interim management report and the following condensed set of financial statements and responsibility statement represent the Company's half yearly financial report for the six months ended June 30, 2010, in accordance with the Disclosure and Transparency Rules of the Financial Services Authority in the U.K.

July 30, 2010

                  Berkeley Technology Limited and Subsidiaries

                 Unaudited Condensed Consolidated Balance Sheets
                                (Under U.S. GAAP)
                      (In thousands, except share amounts)

                                                                                  June 30,          December 31,
                                                                                    2010                2009
                                                                                -------------      -------------
                                                                                -------------      -------------

                                             ASSETS

Current assets:
   Cash and cash equivalents                                                         $ 10,338           $ 11,480
   Accounts receivable, less allowances of $0 as of June 30, 2010
      and December 31, 2009                                                                93                141
   Prepaid expenses and deposits                                                           46                 68
                                                                                -------------      -------------
Total current assets                                                                   10,477             11,689

Private equity investments (at lower of cost or estimated fair value)                   1,469              1,469
Property and equipment, net of accumulated depreciation of $181
    as of June 30, 2010 and December 31, 2009                                               3                  6
                                                                                -------------      -------------
Total assets                                                                         $ 11,949           $ 13,164
                                                                                =============      =============


                                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                                            $     350          $     417
                                                                                -------------      -------------
Total current liabilities                                                                 350                417
                                                                                -------------      -------------
Commitments and contingencies (Note 7)

Shareholders' equity:
Ordinary shares, $0.05 par value per share: 86,400,000 shares authorized; 64,439,073 shares issued and outstanding as of
   June 30, 2010 and December 31, 2009                                                  3,222              3,222
Additional paid-in capital                                                             67,925             67,915
Retained earnings                                                                       3,153              4,607
Employee benefit trusts, at cost (16,967,547 and 13,522,381 shares
   as of June 30, 2010 and December 31, 2009, respectively)                           (62,701)           (62,598)
Accumulated other comprehensive loss                                                        -               (399)
                                                                                -------------      -------------
Total shareholders' equity                                                            11,599              12,747
                                                                                -------------      -------------
                                                                                -------------      -------------
Total liabilities and shareholders' equity                                          $ 11,949            $ 13,164
                                                                                =============      =============








           See accompanying Notes which are an integral part of these Unaudited Condensed Consolidated Financial Statements.

                  Berkeley Technology Limited and Subsidiaries

                   Unaudited Condensed Consolidated Statements
                                  of Operations
                                (Under U.S. GAAP)
                    (In thousands, except per share amounts)



                                                           Three Months Ended                    Six Months Ended
                                                                June 30,                             June 30,
                                                     -------------------------------      -------------------------------
                                                         2010              2009               2010              2009
                                                     -------------     -------------      -------------     -------------

Revenues:
Consulting fees                                          $      96         $     150          $     212        $      247
                                                     -------------     -------------      -------------     -------------
Total revenues                                                  96               150                212               247

Operating expenses:
Cost of services                                               163               205                302               409
Selling, general and administrative expenses                   413               701                979             1,365
                                                     -------------     -------------      -------------     -------------
Total operating expenses                                       576               906              1,281             1,774
                                                     -------------     -------------      -------------     -------------

Operating loss                                                (480)             (756)            (1,069)           (1,527)

Interest income                                                  9                 7                 16                14
Net realized investment loss                                     -                 -                  -              (200)
Net realized foreign currency translation loss                   -                 -               (399)                -
                                                     -------------     -------------      -------------     -------------
Loss before income tax expense                                (471)             (749)            (1,452)           (1,713)

Income tax expense                                               -                 -                  2                 2
                                                     -------------    --------------      -------------     -------------
Net loss                                                 $    (471)        $    (749)        $   (1,454)       $   (1,715)
                                                     =============    ==============      =============     =============



Basic and diluted loss per share                         $   (0.01)        $   (0.01)        $    (0.03)       $    (0.03)
                                                     =============     ==============     =============     =============





           See accompanying Notes which are an integral part of these Unaudited Condensed Consolidated Financial Statements.

                  Berkeley Technology Limited and Subsidiaries

                   Unaudited Condensed Consolidated Statements
                                  of Cash Flows
                                (Under U.S. GAAP)
                                 (In thousands)

                                                                                       Six Months Ended
                                                                                           June 30,
                                                                                  ----------------------------
                                                                                      2010             2009
                                                                                  ------------     -----------


Cash flows from operating activities:

Net loss                                                                             $  (1,454)      $  (1,715)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization                                                                3               2
Net realized investment loss                                                                 -             200
Share based compensation                                                                    10              32
Net realized foreign currency translation loss                                             399               -

Net changes in operating assets and liabilities:
   Accrued investment income                                                                 -               1
   Accounts receivable and other assets                                                     70              82
   Accounts payable, accruals and other liabilities                                        (65)             (8)
                                                                                  ------------     -----------
Net cash used in operating activities                                                   (1,037)         (1,406)
                                                                                  ------------     -----------

Cash flows from financing activities:
ESOT purchase of Berkeley Technology Limited Ordinary Shares                              (103)              -
Insurance policyholder benefits                                                              -             (74)
                                                                                  ------------     -----------
Net cash used in financing activities                                                     (103)            (74)
                                                                                  ------------     -----------

Effect of exchange rate changes on cash                                                     (2)             12
                                                                                  ------------     -----------

Net decrease in cash and cash equivalents                                               (1,142)         (1,468)
Cash and cash equivalents at beginning of period                                        11,480          13,681
                                                                                  ------------     -----------
                                                                                  ------------     -----------
Cash and cash equivalents at end of period                                            $ 10,338        $ 12,213
                                                                                  ============     ===========


Supplemental disclosure of non-cash operating activities:

Realization of accumulated foreign currency translation adjustment                       $ 399           $   -
Exchange of receivable from consulting client for additional private
  equity investment in consulting client                                                 $   -           $  57





           See accompanying Notes which are an integral part of these Unaudited Condensed Consolidated Financial Statements.

                  Berkeley Technology Limited and Subsidiaries

                           Notes to the Interim Report
                For the Three and Six Months Ended June 30, 2010


       This interim report has not been audited or reviewed by independent auditors pursuant to the Auditing Practices Board guidance on Review of Interim Financial Information.

       As used herein, the terms "Company," "we," "us" and "our" refer to Berkeley Technology Limited. Except as the context otherwise requires, the term "Group" refers collectively to the Company and its subsidiaries.


Note 1.   Basis of Presentation and Principles of Consolidation

       The accompanying condensed consolidated financial statements are unaudited and have been prepared by the Company in conformity with United States generally accepted accounting principles ("U.S. GAAP"). These unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries, the Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT"). Significant subsidiaries included in the operations of the Group and discussed in this document include Berkeley International Capital Corporation ("BICC") and Berkeley VC LLC ("BVC"). All intercompany transactions and balances have been eliminated in consolidation.

       Certain information and note disclosures normally included in the Company's annual consolidated financial statements have been condensed or omitted. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are necessary for a fair statement of the results for the interim periods presented.

       These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2009, which are contained in the Company's Annual Report. The December 31, 2009 condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by U.S. GAAP.

       As the level of consulting fees earned by the Company is expected to fluctuate depending on the nature and extent of consulting work at any point in time, the results for the six month period ended June 30, 2010 may not be indicative of the results to be expected for the full fiscal year or future years.

       On January 14, 2010, the Jersey Financial Services Commission approved London Pacific Limited's (LPL) Cessation of Business Plan (COBP) and cancelled its insurance permit. As of March 31, 2010, LPL was substantially liquidated, thereby requiring the non-recurring accumulated foreign currency translation adjustment net loss held by LPL to be realized.

       Prior to the cessation of its insurance business during the third quarter of 2009, the Company reported its results of operations using an insurance company format and in two operating segments: the consulting in venture capital segment, and the life insurance and annuities segment. Beginning with the third quarter of 2009, the Company changed its reporting of results to a commercial company format with only one operating business segment (consulting in venture capital). Certain reclassifications were made to prior period amounts to conform with the current period's presentation. These reclassifications had no effect on the net loss or shareholders' equity for the prior periods.

       The Company is incorporated under the laws of Jersey, Channel Islands. Its Ordinary Shares are traded on the London Stock Exchange and until April 20, 2010, in the U.S. on the Over-the-Counter Bulletin Board in the form of American Depositary Shares ("ADSs"), which were evidenced by American Depositary Receipts ("ADRs").

Use of Estimates

       The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these unaudited condensed consolidated financial statements as well as the reported amount of revenues and expenses during this reporting period. The Group's management's estimates are based on historical experience, input from sources outside of the Company, and other relevant facts and circumstances. Actual results could differ materially from those estimates. Accounting policies that include particularly significant estimates include the assessment of recoverability and measuring impairment of private equity investments, investment and impairment valuations, measurement of deferred tax assets and the corresponding valuation allowances, fair value estimates for the expense of employee share options, valuation of accounts receivable, and estimates related to commitments and contingencies.

Foreign Currencies

       Prior to July 1, 2007, the Group used the British pound sterling ("sterling") as the functional currency of LPL and the U.S. dollar as the functional currency of the Company and all other significant subsidiaries. Due to significant changes in the operating environment of LPL, the functional currency of LPL was changed to the U.S. dollar effective July 1, 2007. With this change in functional currency, LPL's foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities into U.S. dollars were included in operating expenses in the Group's consolidated statement of operations, rather than included in a separate component of other comprehensive income in shareholders' equity, effective July 1, 2007. The $(399,000) balance as of June 30, 2007 in accumulated other comprehensive loss in the Group's consolidated balance sheet remained until such time LPL was substantially liquidated. On January 14, 2010, the JFSC approved LPL's COBP and cancelled its insurance permit. As of March 31, 2010, LPL was substantially liquidated and thereby realized the non-recurring accumulated foreign currency translation adjustment net loss in the Group's consolidated statement of operations.

Comprehensive Loss

       The Company had no other comprehensive income or loss for the three and six month periods ended June 30, 2010. Therefore, the Company's comprehensive loss was equal to the Company's consolidated net loss for the periods.

Recently Issued Accounting Pronouncements

       In April 2009, the FASB issued three related sets of accounting guidance intended to enhance disclosures regarding fair value measurements and impairments of securities. This guidance sets forth rules related to determining the fair value of financial assets and financial liabilities when the activity levels have significantly decreased in relation to the normal market, guidance related to the determination of other-than temporary impairments to include intent and ability of the holder as an indicator in the determination of whether an other-than-temporary impairment exists and interim disclosure requirements for the fair value of financial instruments. These sets of accounting guidance became effective for interim and annual reporting periods ended after June 15, 2009. The adoption of this guidance did not have an impact on the Company's condensed consolidated financial statements.

           In May 2009, the FASB issued new accounting guidance related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The Company adopted this guidance as of the quarter ended June 30, 2009. The adoption of this guidance did not have an impact on the Company's condensed consolidated financial statements.

           In June 2009, the FASB issued the FASB Accounting Standards Codification ("ASC"). The ASC has become the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not have a material impact on the Company's condensed consolidated financial statements.

       In January 2010, the FASB issued new guidance related to fair value disclosures. This amended guidance requiring disclosures about inputs and valuation techniques is used to measure fair value as well as disclosure about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011. The Company does not expect the adoption of this guidance to have a material impact on its condensed consolidated financial statements.


Note 2.   Earnings Per Share

       Basic earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period, excluding shares held by the ESOT and the ALOT which are regarded as treasury stock for the purposes of this calculation. The Company has issued employee share options, which are considered potential common stock. The Company had previously issued Ordinary Share warrants to Bank of Scotland in connection with the Company's bank facility (now terminated), which were also considered potential common stock. However, the warrants expired, unexercised, on February 14, 2010. Diluted earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period as adjusted for these potentially dilutive options and warrants which are determined based on the "Treasury Stock Method."

       For the three and six month periods ended June 30, 2010 and 2009, there were no "in-the-money" options or warrants, and therefore no potentially dilutive securities. As a result, the diluted loss per share is the same as basic loss per share.

       A reconciliation of the numerators and denominators for the basic and diluted loss per share calculations is as follows:

                                                     Three Months Ended                 Six Months Ended
                                                          June 30,                          June 30,
                                                ------------------------------    -----------------------------
                                                    2010              2009             2010            2009
                                                ------------     -------------    -------------    ------------
                                                                    (In thousands, except
                                                                      per share amounts)

Net loss                                            $  (471)          $  (749)        $ (1,454)       $ (1,715)
                                                ============     =============    =============    ============
Basic and diluted loss per share:
Weighted-average number of Ordinary Shares
   outstanding, excluding shares held by the
   employee benefit trusts                           47,472            50,917           49,194          50,917
                                                ============     =============    =============    ============

Basic and diluted  loss per share                   $ (0.01)          $ (0.01)        $  (0.03)       $  (0.03)
                                                ============     =============    =============    ============



Note 3.   Investments

       As of June 30, 2010 and December 31, 2009, the Group's only investments were private equity securities.

       For 2009 and the first six months of 2010, because all of the Group's private equity investments are less than 20% in the investee companies, and the Group does not have any significant influence on the investee companies, all such investments are accounted for in accordance with the cost method. The Group's management evaluates the Group's investments for any events or changes in circumstances ("impairment indicators") that may have significant adverse effects on the Group's investments. If impairment indicators exist, then the carrying amount of the investment is compared to its estimated fair value. If any impairment is determined to be other-than-temporary, then a realized investment loss would be recognized during the period in which such determination is made by the Group's management.

       The accounting guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). That accounting guidance has also established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. See Note 4, "Fair Value of Financial Instruments" below for the three levels of the fair value hierarchy. Level 3 inputs apply to the determination of fair value for the Group's private equity investments. These are unobservable inputs where the determination of fair values of investments requires the application of significant judgment. Only other-than-temporary impairments will be recognized and the carrying value of a private equity investment cannot be increased above its cost unless the investee company completes an initial public offering or is acquired. During the first quarter of 2009, the Group determined that impairment indicators existed for one of its private equity investments, and then determined that the impairment was other-than-temporary. The Group recognized a realized investment loss in its consolidated statement of operations of $200,000 on this investment as of the end of March 2009. During the first six months of 2010, the Group determined that no impairment indicators existed for its private equity investments. It is possible that the factors evaluated by management and fair values will change in subsequent periods, resulting in material impairment charges in future periods.

       When a quoted market price is available for a security, the Group uses this price to determine fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on appropriate valuation methodologies. Management's valuation methodologies include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, overall equity market conditions, and the level of financing already secured and available. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of the Group's investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

       Realized gains and losses on securities are included in net income using the specific identification method. Any other-than-temporary declines in the fair value of the Group's investments, below the cost or amortized cost basis, are recognized as realized investment losses in the consolidated statements of operations. The cost basis of such securities is adjusted to reflect the write-down recorded.

Investment Concentration and Risk

       As of June 30, 2010, the Group's investments consisted of three private equity securities with individual carrying values of less than 10% of the Group's shareholders' equity. One of these investments, with a carrying value of $485,000, is in preferred stock and warrants of a technology company that was a consulting client of BICC. Another investment, with a carrying value of $140,000, is in preferred stock of another technology company that was a consulting client of BICC in prior years. The third investment has a carrying value of $844,000 and is in preferred stock of a technology company.

       The Group held no fixed maturity securities as of June 30, 2010 and December 31, 2009.


Note 4.    Fair Value of Financial Instruments

       The Company has adopted the accounting guidance for fair value measurements. The accounting guidance for fair value measurements provides a framework for measuring fair value and expands related disclosures. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The accounting guidance also established a hierarchy which requires an entity to maximize the use of observable inputs, when available. The accounting guidance requires that fair value measurements be classified and disclosed in one of the following three categories:

       Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company. As of June 30, 2010, the Company's Level 1 assets included money market accounts which are included in cash and cash equivalents in the condensed consolidated balance sheets.

       Level 2 - Inputs include quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly. As of June 30, 2010, the Company's Level 2 assets included money market mutual funds which are included in cash and cash equivalents in the condensed consolidated balance sheets.

       Level 3 - Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants. As of June 30, 2010 and December 31, 2009, the Group held $1,469,000 of private equity investments which are carried at cost, as adjusted for other-than-temporary impairments. In order to determine if any other-than-temporary impairments exist, the Group must first determine the fair values of its private equity investments using Level 3 unobservable inputs, including the analysis of various financial, performance and market factors.

       The following table presents the Company's fair value measurements that are measured at the estimated fair value, on a recurring basis, categorized in accordance with the fair value hierarchy:

                                       Quoted Prices
                                         In Active         Significant
                                        Markets For            Other           Significant
                                         Identical          Observable        Unobservable
                                           Assets             Inputs             Inputs
                                         (Level 1)          (Level 2)           (Level 3)            Total
                                       ---------------    ---------------     --------------     --------------
                                                                    (In thousands)
  As of June 30, 2010
  Money market mutual funds                  $ -                $ 1                $ -                $ 1
                                       ===============    ===============     ==============     ==============

  As of December 31, 2009
  Money market mutual funds                  $ -              $ 4,008              $ -              $ 4,008
                                       ===============    ===============     ==============     ==============


         Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustment only in certain circumstances (for example, when there is evidence of impairment). See Note 3 for discussion of the investments. The Company classifies these measurements as Level 3.

                                       Quoted Prices
                                         In Active         Significant
                                        Markets For            Other           Significant
                                         Identical          Observable        Unobservable
                                           Assets             Inputs             Inputs
                                         (Level 1)          (Level 2)           (Level 3)            Total
                                       ---------------    ---------------     --------------     --------------
                                                                    (In thousands)
  As of June 30, 2010
  Private equity investments                 $ -                $ -              $ 1,469            $ 1,469
                                       ===============    ===============     ==============     ==============

  As of December 31, 2009
  Private equity investments                 $ -                $ -              $ 1,469            $ 1,469
                                       ===============    ===============     ==============     ==============



       Cash and cash equivalents, accounts receivable, prepaid expenses and deposits, accounts payable and accrued expenses are reflected in the condensed consolidated balance sheets at carrying values which approximate fair values due to the short-term nature of these instruments.


Note 5.   Share Based Compensation

Equity Compensation Plan

       The Berkeley Technology Limited 1990 Employee Share Option Trust, formerly The London Pacific Group

1990 Employee Share Option Trust, ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. Such grants to employees and directors are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven to ten years from the date of grant. Until August 2008, options were generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Until further notice, new option grants will have an exercise price equal to the net book value of the shares as of the end of the previous quarter.

Share Based Compensation Expense

       The accounting guidance for share based payment establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains employee services in share based payment transactions. A public entity is required to measure the cost of employee services received in exchange for an award of equity instruments, including share options, based on the fair value of the award on the grant date, and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Companies are required to estimate the fair value of share based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

       Share based compensation expense recognized in the Company's consolidated statement of operations for the three and six months ended June 30, 2010 and 2009 includes compensation expense for share options granted prior to, but not yet vested as of December 31, 2005, as well as compensation expense for 4,500,000 share options granted to employees and directors on March 27, 2007, and 3,450,000 share options granted to employees and directors on August 20, 2008. No share options have been granted since August 20, 2008. The accounting guidance for share based payment requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share based compensation expense is to be based on awards ultimately expected to vest, and therefore the expense should be reduced for estimated forfeitures. The Company's estimated forfeiture rate of zero percent for the first six months of 2010 and 2009 was based upon the fact that all unvested options related to longstanding employees and directors. One employee who held share options left the company during the first quarter of 2010 and that employee's 650,000 unvested share options were forfeited. Despite the departure of this employee, the Group's management continues to believe that a zero percent forfeiture rate for future periods is appropriate.

       The accounting guidance for share based payment requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows. As there were no share option exercises during 2009 or the first six months of 2010, the Company had no related tax benefits during those periods.

       The fair value of share option grants to employees and directors is calculated using the Black-Scholes option pricing model, even though this model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's share options. The Black-Scholes model also requires subjective assumptions, including future share price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of the Company's share price. These factors could change in the future, which would affect the share based compensation expense in future periods, if the Company, through the ESOT, should grant additional share options.

Option Valuation and Expense Information

       The estimated fair value of share option compensation awards to employees and directors, as calculated using the Black-Scholes option pricing model as of the date of grant, is amortized using the straight-line method over the vesting period of the options. For the three months ended June 30, 2010 and 2009, compensation expense related to share options totaled $8,000 and $13,000, respectively, and is included in operating expenses in the accompanying statement of operations. For the six months ended June 30, 2010 and 2009, compensation expense related to share options totaled $10,000 and $32,000, respectively.

       For additional  information  relating to the Group's share  options,  see
Note 10 to the Company's consolidated financial statements included in the Company's Annual Report for the year ended December 31, 2009.


Note 6.   Income Taxes

       The Company has adopted the FASB guidance on accounting for uncertainty in income taxes. The Company's management believes that its income tax positions would be sustained upon examination by appropriate taxing authorities based on the technical merits of such positions, and therefore the Company has not provided for any unrecognized tax benefits at the adoption date, and there has been no change to the $0 unrecognized tax benefits from January 1, 2007 through March 31, 2010. In general, the Company's tax returns remain subject to examination by taxing authorities for the tax years 2006 through 2009, and for 2010 once the returns are filed in 2011.

           During the third quarter of 2008, the Internal Revenue Service ("IRS") issued a private letter ruling that the Group's U.S. holding company, Berkeley (USA) Holdings Limited ("BUSA"), should include London Pacific Life & Annuity Company in Liquidation ("LCL") in its federal consolidated tax returns for tax years commencing with 2005. BUSA holds the common stock of LCL, but BUSA does not have any voting or management control over LCL. The financial statements of LCL have not been included in the Company's consolidated financial statements and they will not be included in the future.

         BUSA and LCL have signed a tax allocation and sharing agreement dated March 18, 2009. Under this agreement, any benefit to BUSA of utilizing the tax losses of LCL to offset BUSA's separate taxable income in BUSA's federal consolidated tax returns, should BUSA not have any of its own carryforward losses, will be paid by BUSA to LCL. Similarly, any benefit to LCL of utilizing the tax losses of BUSA to offset LCL's separate taxable income in BUSA's federal consolidated tax returns, should LCL not have any of its own carryforward losses, will be paid by LCL to BUSA. Any tax liabilities, including alternative minimum taxes, created by the inclusion of LCL in the federal consolidated tax returns of BUSA will be paid by LCL either directly to the IRS or reimbursed to BUSA by LCL if payment is made to the IRS by BUSA. For purposes of computing allocable federal income tax liability, BUSA will allocate taxable income brackets and exemptions on a pro-rated basis among members of the affiliated tax group.

         In September 2009, the Group filed amended federal consolidated tax returns for 2005 through 2008, and the inclusion of LCL in the federal consolidated tax returns of BUSA for 2005 through 2008 did not result in any tax liabilities for the Group, except for a $1,585 payment due to the IRS related to alternative minimum taxes for 2007. As of the end of 2009, LCL has approximately $43 million of net operating loss carryforwards and approximately $60 million of capital loss carryforwards. The Group's management believes that these loss carryforwards should be sufficient to offset any taxable income of LCL in the foreseeable future. However, LCL could have liabilities for alternative minimum taxes ("AMT") in future periods due to the utilization of net operating losses to offset current taxable income. Any AMT liability attributable to LCL computed on a standalone basis would be the responsibility of LCL, not of the Group, and accordingly, any such liability has not been included in the condensed consolidated financial statements of the Company.


Note 7.   Commitments and Contingencies

Guarantees

       Under its Memorandum and Articles of Association, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company maintains directors and officers' liability insurance that limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of June 30, 2010.

       The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, service providers, clients and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions sometime include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company believes the estimated fair value of these agreements is minimal as historically, no payments have been made by the Company under these indemnification obligations. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2010.


Note 8.   Business Segment and Geographical Information

       Prior to the third quarter of 2009, the Company's reportable operating segments were classified according to its businesses of consulting in venture capital, and life insurance and annuities.

       As the Company ceased its insurance business during the third quarter of 2009, only one operating business remains: consulting in venture capital. Beginning with the third quarter of 2009, the Company changed its reporting of results to a commercial company format with only one operating business segment (consulting in venture capital). Certain reclassifications were made to prior period amounts to conform to the current period's presentation. These reclassifications had no effect on the net income or shareholders' equity for the prior periods.

       Summary consulting fee revenues by geographic segment, based on the domicile of the Group company generating those revenues, is as follows:

                                                          Three Months Ended                      Six Months Ended
                                                                 June 30,                             June 30,
                                                     -------------------------------      -------------------------------
                                                         2010              2009               2010              2009
                                                     -------------     -------------      -------------     -------------
                                                                              (In thousands)
Jersey                                                      $    -           $     -           $      -           $     -
United States                                                   96               150                212               247
                                                     -------------     -------------      -------------     -------------
Consolidated revenues                                       $   96           $   150           $    212           $   247
                                                     =============     =============      =============     =============


          Total consolidated assets by geographic segment were as follows:

                                                                             June 30,           December 31,
                                                                               2010                 2009
                                                                          ----------------     ----------------
                                                                                     (In thousands)
Jersey                                                                       $    4,176            $   4,953
United States                                                                     7,773                8,211
                                                                          ----------------     ----------------
                                                                          ----------------     ----------------

Consolidated total assets                                                    $   11,949            $  13,164
                                                                          ================     ================


Note 9.   Client Concentration

       The Group's consulting revenues are from a few major clients. In the first six months of 2010, the Group's largest consulting client accounted for 80% of its consulting revenues, and another client accounted for 20% of its consulting revenues while in the first six months of 2009, the Group's largest consulting client accounted for 67% and another client accounted for 26% of its consulting revenues.


Note 10.   Subsequent Events

       Subsequent events have been evaluated to July 30, 2010, the date the condensed consolidated financial statements were issued. No events have occurred since June 30, 2010 that would require adjustment to, or disclosure in, the condensed consolidated financial statements.


Note 11.   Related Party Transactions

       The Company had no related party transactions during the first six months of 2010 that have materially affected the financial position or the performance of the Company during that period, and there were no changes in the related party transactions described in the Company's Annual Report for 2009 that could have a material effect on the financial position or performance of the Company in the first six months of 2010.


Note 12.   Principal Risks and Uncertainties

       We consider the principal risks and uncertainties for the remaining six months of 2010 to be the following: (1) the level of consulting fees earned by the Company is expected to fluctuate depending on the nature and extent of consulting work at any point in time, particularly in the current economic environment; and (2) by their very nature, venture capital investments are risky, and the private equity investments held by the Company could decline in value.

Responsibility and Cautionary Statements

Responsibility Statement

    We confirm that to the best of our knowledge:

o The condensed set of consolidated financial statements for the six months ended June 30, 2010 included in this interim report, which has been prepared in conformity with United States generally accepted accounting principles ("U.S. GAAP"), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

o This interim report includes a fair review of the information required by the Financial Services Authority's Disclosure and Transparency Rules ("DTR") 4.2.7 R (an indication of important events that have occurred during the first six months of the financial year and a description of principal risks and uncertainties for the remaining six months of the financial year); and

o This interim report includes a fair review of the information required by DTR 4.2.8 R (disclosure of related party transactions and changes therein).

Cautionary Statement

       This report is addressed to shareholders of Berkeley Technology Limited and has been prepared solely to provide information to them.

       This report is intended to inform the shareholders of the Company's performance during the six months ended June 30, 2010. Statements contained herein which are not historical facts are forward-looking statements that involve a number of risks and uncertainties that could cause the actual results of the future events described in such forward-looking statements to differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to deviations from the forward-looking statements include, but are not limited to, (i) variations in demand for the Company's products and services, (ii) the success of the Company's new products and services, (iii) significant changes in net cash flows in or out of the Company's businesses, (iv) fluctuations in the performance of debt and equity markets worldwide, (v) the enactment of adverse state, federal or foreign regulation or changes in government policy or regulation (including accounting standards) affecting the Company's operations, (vi) the effect of economic conditions and interest rates in the U.S., the U.K. or internationally, (vii) the ability of the Company's subsidiaries to compete in their respective businesses, (viii) the ability of the Company to attract and retain key personnel, and (ix) actions by governmental authorities that regulate the Company's businesses. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

On behalf of the Board



Arthur I. Trueger
Executive Chairman and Principal Financial Officer

July 30, 2010

                           Berkeley Technology Limited

                                    Addresses




Berkeley Technology Limited                   Registrar
Registered office:                            Computershare Investor Services
One Castle Street                                           (Jersey) Limited
St. Helier, Jersey JE2 3RT                    Queensway House
Channel Islands                               Hilgrove Street
                                              St.  Helier,   Jersey  JE1 1ES
Mailing address:                              Channel Islands
P.O. Box 715
Jersey JE4 0PX                                Telephone: +44 (0) 870 707 4040
Channel Islands                               Website: www.computershare.com

Telephone: +44 (0) 1534 607700



Berkeley International
Capital Corporation
650 California Street, 26th Floor
San Francisco, California 94108

Telephone:  (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com



Berkeley VC LLC
650 California Street, 26th Floor
San Francisco, California 94108

Telephone:  (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com







London Stock Exchange symbol:  BEK.L

                                    SIGNATURE


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 BERKELEY TECHNOLOGY LIMITED
                                                 (Registrant)

Date:  July 30, 2010                             By:    /s/  Arthur I. Trueger

                                                 Arthur I. Trueger
                                                 Executive Chairman and
                                                 Principal Financial Officer




                                       1